Exhibit 12

BLACK HILLS CORPORATION

					Nine Months Ended
			Years Ended December 31,		September 30,
		2010	2011	2012	2013	2012
Ratio =	Earnings / Fixed Charges

Earnings as defined by Regulation S-K
Income (loss) from continuing operations		$63,141	$40,365	$88,505	$96,839	$57,571

Add	Income Taxes	22,169	18,224	48,400	50,527	30,057
	(Income) loss from equity investee	(1,559)	(1,121)	(10)	86	12
(A)	Income (loss) from continuing ops before equity in earnings of subsidiaries and income tax	$83,751	$57,468	$136,895	$147,452	$87,640

Plus
(B)	Fixed Charges as Defined	$107,824	$118,649	$120,011	$73,214	$86,943

(D)	Distributed income of equity investees	$2,444	$2,197	$261	$—	$226

Less
(E)	Interest capitalized	$(4,381)	$(11,260)	$(682)	$(811)	$(467)
	Preference secuirty dividend requirements of consolidated sub	—	—	—	—	—
	Minority interest in pre-tax income of subs	—	—	—	—	—
	Total Adjusted Earnings	$189,638	$167,054	$256,485	$219,855	$174,342

Fixed Charges as defined in Regulation S-K
	Interest expensed per SEC reports (includes amort of deferred financing costs)	$101,295	$105,424	$117,072	$70,070	$84,683

	Interest capitalized	4,381	11,260	682	811	467
	Total Interest per 10K / 10Q	$105,676	$116,684	$117,754	$70,881	$85,151

	Estimate of interest within rental expense	2,148	1,965	2,257	2,333	1,792
	Subtotal	$107,824	$118,649	$120,011	$73,214	$86,943

	Fixed Charges as Defined	$107,824	$118,649	$120,011	$73,214	$86,943

	Ratio of Earnings to Fixed Charges	1.76	1.41	2.14	3.00	2.01

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.76	1.41	2.14	3.00	2.01